SEC FILE NUMBER 001-34781

CUSIP NUMBER 620107102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):
☐  Form 10-K    ☐  Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐  Form 10-D    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended:	September 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: ___________

PART I
REGISTRANT INFORMATION
MOTRICITY, INC.
  Full Name of Registrant

  Former Name if Applicable

601 108TH AVENUE NORTHEAST, SUITE 800
  Address of Principal Executive Office (Street and Number)

BELLEVUE, WA 98004
  City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi annual report, transition report on Form 10 K, Form 20 F, Form 11 K, Form N SAR or Form N CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Motricity, Inc. (the “Company”) has delayed the filing of its quarterly report on Form 10-Q for the quarter ended September 30, 2011 because extra time is needed to determine the amount by which the Company's goodwill and fixed and intangible assets have been impaired. In connection with the preparation of the financial statements for the quarter ended September 30, 2011, and following discussions with the Audit Committee of the Company’s Board of Directors, management concluded that, due to a reduction in the actual and anticipated performance of acquired businesses, as well as the recent decline of the Company’s market capitalization to a level significantly below the book value of its net assets, the Company's goodwill and various fixed and intangible assets have been impaired. The Company is finalizing the impairment analysis and has reported its current best estimates of the impairment charges in a current report on Form 8-K furnished to the Commission on November 14, 2011. However, the complex calculations required to measure impairment have delayed completion of the valuations required to finalize the impairment charges and delayed the preparation of our financial statements. The Company is currently working diligently and devoting necessary resources to complete the Form 10-Q as soon as practicable and expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	C. Stephen Cordial	(425) 957-6200

	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a significant change in results of operations for the three months ended September 30, 2011, compared the three months ended September 30, 2010. Revenue in the third quarter of 2011 was $30.4 million as compared to $37.9 million in the third quarter of 2010. The Company anticipates reporting a net loss of $(174.5) million in the third quarter of 2011, compared with a net income of $3.3 million for the quarter ended September 30, 2010.  The decrease was primarily due to $7.6 million of decreased revenue, $5.5 million of expenses related to non-profitable contracts and the inclusion of results for the acquired Adenyo business as well as the impairment, restructuring and other charges recorded in the third quarter of 2011, including $162.3 million of impairment and $4.6 million in restructuring charges. The impairment charge represents Motricity’s current best estimate and is due to a reduction in the actual and anticipated performance of acquired businesses, as well as the recent decline of the Company’s market capitalization to a level significantly below the book value of its net assets.

Cautionary Statement Regarding Forward-Looking Information
This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the Company’s expected financial results, statements regarding the Company’s estimated impairment and other charges and the expected timing of filing the restated financial reports. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the finalization of the Company’s impairment analysis and financial statement would require the Company to make additional adjustments, the time and effort required to complete the impairment analysis and finalize the financial reports as well as other risks described more fully in Item 1A in the Company’s Annual Report on Form 10-K, which is expressly incorporated herein by reference, and other factors as may periodically be described in the Company’s filings with the SEC.

MOTRICITY, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2011	By:	/s/ James R. Smith, Jr.
		Name:	James R. Smith, Jr.
		Title:	Interim Chief Executive Officer